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SEC[illegible] 03054243 [illegible]COMMISSION [illegible]49

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53244 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

RECD S.E.C.
APR 4 - 2003
1086

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Seventeenth Street, N.W., Suite 1050
(No. and Street)

Washington, (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene S. Weil 202-367-3000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2 Hopkins Plaza, Suite 700, Baltimore, MD 21201
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Eugene S. Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milestone Advisors LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Rhonda G. Boone - Commission Expires 9/2004
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of

Independent Certified Public Accountants

# Milestone Advisors LLC

December 31, 2002

# CONTENTS

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Boards of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the Company) as of December 31, 2002 and the related statements of income, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

*New York, New York*
*March 18, 2003*

60 Broad Street
New York, NY 10004
**T** 212.422.1000
**F** 212.422.0144
**W** www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**

# FINANCIAL STATEMENTS

# Milestone Advisors LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2002**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 14,035 |
| Due from clearing broker | 306,687 |
| Accounts receivable | 162,762 |
| Due from affiliate | 30,000 |
| | $513,484 |

| | |
|---|---|
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **LIABILITIES** | |
| Accounts payable | $ 10,698 |
| Deferred revenue | 128,396 |
| | 139,094 |
| **COMMITMENTS AND CONTINGENCIES** | - |
| **MEMBER'S EQUITY** | 374,390 |
| | $513,484 |

*The accompanying notes are an integral part of these financial statements.*

# Milestone Advisors LLC

## STATEMENT OF INCOME

### Year ended December 31, 2002

| | |
|---|---:|
| **Revenues** | |
| Advisory fees | $4,142,303 |
| Commissions | 56,688 |
| Interest | 8,997 |
| | 4,207,988 |
| **Expenses** | |
| Management fee | 3,769,837 |
| Administrative expenses | 103,836 |
| Clearing fees | 10,698 |
| | 3,884,371 |
| **NET INCOME** | $ 323,617 |

*The accompanying notes are an integral part of these financial statements.*

# Milestone Advisors LLC

## STATEMENT OF MEMBER'S EQUITY

### Year ended December 31, 2002

| | |
|---|---|
| **Member's equity, January 1, 2002** | $ 50,773 |
| Net income | 323,617 |
| **Member's equity, December 31, 2002** | $374,390 |

*The accompanying notes are an integral part of these financial statements.*

# Milestone Advisors LLC

## STATEMENT OF CASH FLOWS

### Year ended December 31, 2002

| | |
|---|---|
| Increase (decrease) in cash | |
| **Cash flows from operating activities** | |
| Net income | $ 323,617 |
| Adjustments to reconcile net income to net used in operating activities | |
| Changes in assets and liabilities | |
| Accounts receivable | (106,179) |
| Due from clearing broker | (306,687) |
| Due from affiliate | (30,000) |
| Accounts payable | 10,698 |
| Deferred revenue | 97,563 |
| Net cash used in operating activities | (10,988) |
| NET DECREASE IN CASH | (10,988) |
| **Cash at beginning of year** | 25,023 |
| **Cash at end of year** | $ 14,035 |

*The accompanying notes are an integral part of these financial statements.*

# Milestone Advisors LLC

## NOTES TO FINANCIAL STATEMENTS

**December 31, 2002**

---

### NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization and Business**

Milestone Advisors LLC (MAL), a Delaware Limited Liability Company (the Company) was formed on March 16, 2001 as a Delaware corporation under the name QWR Advisers, Inc. The Company was capitalized with an initial capital contribution of $15,000 by QWR I LLC, the Company's sole member, on March 16, 2001 and an additional $15,000 contribution on July 2, 2001. Subsequently, the Company converted to a limited liability company on September 26, 2001. On July 30, 2002, ownership of the Company was transferred to Milestone Merchant Partners, LLC (MMP) and QWR I LLC became a member in Milestone Merchant Partners, LLC. The Company is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the National Association of Securities Dealers, Inc. (NASD). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)ii of the Rule.

The Company engages in investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions. The Company operates from facilities provided by its sole member, MMP. In November 2002, the Company added six representatives operating from leased facilities in Short Hills, New Jersey. These representatives provide investment advisory services to financial institutions.

During 2002, three customers accounted for 27%, 13% and 12% of advisory fees.

**Revenue Recognition**

The Company uses the accrual method of accounting and recognizes income in the period in which it is earned, regardless of the timing of cash receipts.

Advisory fees represent fees arising from securities offerings in which the Company acts as an agent and fees earned from providing merger and acquisition advisory services. These fees are recognized at the time the transactions are completed and the income is reasonably determinable. Retainer fees received in advance are deferred and recognized in income ratably over the term of the retainer contract.

## Milestone Advisors LLC

### NOTES TO FINANCIAL STATEMENTS - CONTINUED

### December 31, 2002

---

### NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

**Revenue Recognition - continued**

Commissions are earned for introducing customers' security purchases and sales to the Company's clearing firm.

**Income Taxes**

As a single member limited liability company, the Company is required to report, all items of income, credit, deduction, and loss in the tax returns of the Company's sole member. Accordingly, no federal income taxes are provided for by the Company.

**Due from Clearing Broker**

Beginning in November 2002, the Company opened an account with Salomon Smith Barney Inc. (Salomon) for the purpose of executing customer security purchases and sales. All trades are settled with institutional customers daily on a delivery versus payment basis and the Company does not hold any securities. Salomon requires the Company to maintain its account in excess of $250,000.

**Use of Estimates**

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

### NOTE B - RELATED PARTY TRANSACTIONS

The Company purchases certain management services from MMP. These costs were $3,769,837 in 2002. The Company also has an expense agreement with MMP whereby MMP incurs overhead and administrative costs on behalf of the Company. No reimbursement for such costs is due MMP.

In addition, the Company has a sublease agreement with Milestone in which the Company pays a nominal amount of rent for office space.

## NOTE C - CONTINGENCIES

The office facilities in Short Hills, New Jersey are leased on a monthly basis for approximately $4,000 per month.

## NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities and Exchange Act of 1934 ("the Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2002, the Company had net capital of $181,628, which exceeded minimum net capital requirements by $176,628.

# SUPPLEMENTARY INFORMATION

# Milestone Advisors LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**December 31, 2002**

| | |
|---|---|
| **Net capital** | |
| Member's equity | $374,390 |
| **Deductions for non-allowable assets** | |
| Accounts receivable | 162,762 |
| Due from affiliate | 30,000 |
| | 192,762 |
| Net capital | 181,628 |
| **Minimum net capital requirement - the larger of 6 2/3% of aggregate indebtedness of $139,094 or minimum net capital requirement $5,000** | 5,000 |
| Excess net capital | $176,628 |
| **Ratio of aggregate indebtedness to net capital** | .004 to 1 |
| **Schedule of aggregate indebtedness** | |
| Accounts payable | $ 10,698 |

No material differences exist between the above computation and the computation included in the Company's unaudited Form X-17-A-5 Part IIA filing, as amended.

# Milestone Advisors LLC

## STATEMENT REGARDING RULE 15c3-3

### December 31, 2002

---

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under paragraph K(2)ii of the rule.

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5**

Board of Directors
Milestone Advisors, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Milestone Advisors, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com



Grant Thornton LLP
US Member of Grant Thornton International

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Grant Thornton LLP

*New York, New York*
*March 18, 2003*

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International


60 Broad Street
New York, NY 10004
T 212-422-1000
F 212-422-0144
**W** www.grantthornton.com